                                                                    Exhibit 12.2



                      SECURITY CAPITAL GROUP INCORPORATED
               COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED
                     CHARGES AND PREFERRED SHARE DIVIDENDS

                         (DOLLAR AMOUNTS IN THOUSANDS)




                                          Six Months Ended
                                              June 30,                                   Year Ended December 31,
                                     ----------------------------  ----------------------------------------------------------------
                                         1999             1998         1998         1997         1996         1995(a)        1994
                                     -----------      -----------  -----------  -----------  -----------   -----------    ---------
Net Earnings (loss) from Operations  $  (94,155)     $    59,696  $     67,480  $    38,241  $    (9,693)  $   (21,274)   $  11,849
Add:
     Interest Expense                    66,100           30,091        82,203      104,434      117,224       103,804       53,789
                                     ----------      -----------  ------------  -----------  -----------   -----------    ---------

Earnings as Adjusted                 $  (28,055)     $    89,787  $    149,683  $   142,675  $   107,531   $    82,530    $  65,638
                                     ==========      ===========  ============  ===========  ===========   ===========    =========

Combined Fixed Charges and
    Preferred Share Dividends:
     Interest Expense                $   66,100      $    30,091  $     82,203  $   104,434  $   117,224   $   103,804    $  53,789
     Capitalized Interest                 6,624           14,157        26,703       69,883       11,448         4,404        3,184
                                     ----------      -----------  ------------  -----------  -----------   -----------    ---------

                                         72,724           44,248       108,906      174,317      128,672       108,208       56,973
    Preferred Share Dividends (b)(c)      9,756           7,708(d)     22,315(d)     15,416       12,352            --           --
                                     ----------      -----------  ------------  -----------  -----------   -----------    ---------

Combined Fixed Charges and
    Preferred Share Dividends        $   82,480      $    51,956  $    131,221  $   189,733  $   141,024   $   108,208    $  56,973
                                     ==========      ===========  ============  ===========  ===========   ===========    =========

Ratio of Earnings to Combined Fixed
    Charges and Preferred Share
    Dividends                                (e)             1.7           1.1          0.8          0.8           0.8          1.2
                                     ===========     ===========  ============  ===========  ===========   ===========   ==========

(a) Excludes a one-time non-cash expense item ($158.4 million) incurred in acquiring the Financial Services Division from a related party.
(b)  The Preferred  dividends  have been  increased to show a pretax  basis.
(c)  Security Capital had no preferred dividends prior to 1996.
(d)  Excludes  a  one-time  non-cash  dividend  of  $19.8  million  incurred  in conjunction with the exchange of Series A Preferred Shares for Series B Preferred Shares.
(e) The earnings as adjusted were insufficient to cover combined fixed charges and preferred share dividends by $110.5 million. Excluding the $65.3 million Homestead special charge and the $55.2 million provision for loss on investment, the ratio of earnings to combined fixed charges and preferred share dividends would be 1.1.